UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Azul Updates the Market on the Progress of its Chapter 11 Proceedings

São Paulo, September 19th, 2025 – Azul S.A. ("Azul” or “Company”) (B3: AZUL4; OTC: AZULQ), in the context of its Chapter 11 proceedings, a hearing was held today before the United States Bankruptcy Court for the Southern District of New York to evaluate several motions filed by the Company. These motions seek, among other matters, to extend the exclusivity periods for filing and voting on the reorganization plan, extend the deadline to assume or reject non-residential real estate leases, and approve procedures to optimize the review and reconciliation of claims. The Company is also seeking approval for measures to maintain confidentiality and redact sensitive information, authorization to amend, assume, or reject certain aircraft and engine lease agreements, as well as to enter into or amend financing agreements with strategic counterparties. Additionally, the Company requested an expansion of the scope of services provided by its independent auditors to support the reorganization process.

These motions, still subject to court approval, aim to provide Azul with more time and flexibility to negotiate with stakeholders, align its fleet and financial obligations with its business plan, optimize claims management, and protect sensitive information, thus supporting the ongoing reorganization process.

All documents related to the Chapter 11 proceedings are available on the website managed by the Company’s claims administration agent, Stretto, Inc., at https://cases.stretto.com/Azul.

Communication and Transparency with the Market

Azul will keep its shareholders, customers, crew members, and the market informed of all material developments in the restructuring process, at the times and to the extent it deems necessary, in full compliance with applicable laws and regulations. Stakeholders seeking specific information regarding the Company’s Chapter 11 proceedings may access the dedicated website www.azulmaisforte.com.br. For information about the case and for the submission of claims, please visit https://cases.stretto.com/Azul or call (833) 888-8055 (toll-free in the U.S.) or +1 (949) 556-3896 (international).

About Azul

Azul S.A. (B3: AZUL4, OTC: AZULQ) is the largest airline in Brazil in terms of number of flights and cities served, operating approximately 1,000 daily flights to more than 150 destinations. With an operating passenger fleet of over 180 aircrafts and more than 15,000 crew members, the Company operates more than 400 nonstop routes. Azul was named by Cirium (a leading aviation analytics company) as one of the two most punctual airlines in the world in 2023. In 2020, the Company was awarded the world’s best airline by the TripAdvisor Travelers’ Choice Awards, being the only Brazilian airline to receive this recognition. For more information, visit ri.voeazul.com.br.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Press Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    September 19, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer